Filed by Alpha Capital Acquisition Company

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Alpha Capital Holdco Company

(Commission File No.: 333-262552)

Semantix Welcomes Marcela Bretas as Chief Strategy Officer

Former B3 Director to Spearhead Strategy, CVC, M&A and Investor Relations

For Leading Brazilian Analytics Powerhouse

May 12, 2022 11:00 AM Eastern Daylight Time

NEW YORK -- (BUSINESS WIRE) -- Semantix, Latin America’s first fully integrated data platform, today announced that the company has hired Marcela Bretas as its Chief Strategy Officer (CSO). Bretas brings nearly two decades of experience helping businesses successfully navigate the public markets and develop and execute a robust growth strategy. As CSO, Bretas will be responsible for leading the company’s corporate venture capital initiatives, its merger and acquisition strategy and all aspects of investor relations.

“We’re on the cusp of hitting our next phase of growth as we make our way to the public markets,” said Leonardo Santos, co-founder and CEO of Semantix. “Marcela brings the perfect mix of domain expertise, strategic thinking and leadership to help us capitalize on the opportunity ahead.”

Bretas joins Semantix at a critical point - as the company makes its way to the public market in 2022. Recently, Semantix announced that it entered into a definitive agreement to merge with Alpha Capital (NASDAQ: ASPC), a special purpose acquisition company (“SPAC”) focused on technology, and become a publicly traded company on NASDAQ. Bretas’ background includes an impressive blend of financial and public market experience and sets her up perfectly to help Semantix as it becomes a publicly traded company. Most recently, she served as the Director of Investor Relations, Strategic Planning, Partnerships and M&A for B3, the Brazilian stock exchange. Prior to B3, she was a Vice President of Investment Banking at Morgan Stanley and holds business degrees from Harvard Business School and Columbia Business School.

“It’s clear that data has become the differentiating factor for businesses looking to get a competitive edge through insights that can streamline costs, optimizing performance and inform strategy,” added Bretas. “Semantix sits at the center of this movement, providing businesses with the technology that speeds time to insights and streamlines the data journey. I’m excited to join the team at this milestone moment.”

For more information about Semantix, please visit: www.semantix.ai.

About Semantix

Semantix is Latin America’s first fully integrated data software platform. Semantix has more than 300 clients with operations in approximately 15 countries using Semantix’s software and services to enhance their businesses. The company was founded in 2010 by CEO Leonardo Santos. For more information, visit www.semantix.ai.

About Alpha Capital Acquisition Company

Alpha Capital (Nasdaq: ASPC) is a special purpose acquisition company (“SPAC”) that has planned to combine its business with a Latin American-focused technology company since its $230 million initial public offering on Nasdaq in February 2021. The firm’s founders and sponsors are Alec Oxenford, CEO and Chairman, and Rafael Steinhauser, President and Director. The company’s co-sponsors include Innova Capital, FJ Labs and Dr. Irwin Jacobs. For more information, visit alpha-capital.io.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” including with respect to the proposed Business Combination. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. No assurance can be given that the Business Combination discussed above will be completed on the terms described, or at all. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Semantix’s and Alpha Capital’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Semantix and Alpha Capital. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in Alpha Capital’s final prospectus that forms a part of Alpha Capital’s Registration Statement on Form S-1 (Reg. No. 333-252596), filed with the SEC pursuant to Rule 424(b)(4) on February 18, 2021 (the “Prospectus”) under the heading “Risk Factors,” and other documents of Alpha Capital filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Alpha Capital nor Semantix presently know or that Alpha Capital nor Semantix currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Alpha Capital’s and Semantix’s expectations, plans or forecasts of future events and views as of the date of this press release. Alpha Capital and Semantix anticipate that subsequent events and developments will cause Alpha Capital’s or Semantix’s assessments to change. However, while Alpha Capital and Semantix may elect to update these forward-looking statements at some point in the future, Alpha Capital and Semantix specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Alpha Capital’s or Semantix’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to the shareholders of Alpha Capital for their consideration. Alpha Capital has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement to be distributed to Alpha Capital’s shareholders in connection with Alpha Capital’s solicitation for proxies for the vote by Alpha Capital’s shareholders in connection with the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, Alpha Capital will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Alpha Capital's shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Alpha Capital's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transaction, because these documents will contain important information about Alpha Capital, Semantix and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Alpha Capital, without charge, at the SEC's website located at www.sec.gov or by directing a request to 1230 Avenue of the Americas, Fl. 16, New York, New York 10020.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Alpha Capital, Semantix and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from Alpha Capital’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Alpha Capital’s shareholders in connection with the proposed business combination will be set forth in Alpha Capital’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Alpha Capital’s directors and executive officers in the Prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts

Semantix

Semantix@icrinc.com

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